INDEXIQ LETTERHEAD

June 26, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form N-1A, Pre-Effective Amendment No. 2 (File Nos. 333-149351 and 811-22185)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IndexIQ Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. (EDT) on June 27, 2008, or as soon thereafter as practicable.

In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Adam S. Patti
Adam S. Patti

cc: Mr. John Ganley